SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Royal Finance, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

780269106
(CUSIP Number)

Kykuit Corporation, 730 Fifth Avenue, 9th Floor, New York, NY 10019, (212) 307-3210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780269106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kykuit Corporation, 65-1143832

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 8,000,000

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power: 8,000,000

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 62.67%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities. Common Stock, Royal Finance, Inc. 1481 South Military Trail, Suite 12, West Palm Beach, Florida 33415
Item 2.	Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
	(a)	Name: Kykuit Corporation
	(b)	Residence or business address: 730 Fifth Avenue, 9th Floor, New York, NY 10019
	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Corporate Consulting and Corporate Securities Services
	(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No
	(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No
	(f)	Citizenship. N/A.
Item 3.	Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition: $80,000 in cash pursuant to a subscription agreement from the reporting person. The source of funds comes from the working capital of the reporting person. The reporting person or its affiliate will provide corporate securities compliance services under the Exchange Act having an estimated value of a minimum of $150,000. The shares were acquired through original issuance of share from the issuer.
Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer: The reporting person has no present plans to acquire and additional securities or dispose of any securities of the issuer.
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: The reporting person has no present plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.
	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries: none
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board: no
	(e)	Any material change in the present capitalization or dividend policy of the issuer: none
	(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940: none
	(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: none
	(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association: none
	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: none
	(j)	Any action similar to any of those enumerated above. none
Item 5.	Interest in Securities of the Issuer
	(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act: Kykuit Corporation beneficially owns 8,000,000 shares which represents 62.67%.
	(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared: Kykuit Corporation has sole voting and sole disposititve power over the shares.
	(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (section 240.13d-191), whichever is less, by the persons named in response to paragraph (a): none
	(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. none
	(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. none
Item 7.	Material to Be Filed as Exhibits
Subscription Agreement from Kykuit Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas J. Craft, Jr.

Date: March 5, 2002

ROYAL FINANCE, INC.
SUBSCRIPTION AGREEMENT

Investor: Kykuit Corporation Number of Shares: 6,500,000

INVESTMENT IN THE COMPANY INVOLVES MATERIAL RISKS.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE AND HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT OR OTHER MATERIALS PROVIDED TO INVESTORS BY THE ISSUER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Royal Finance Inc., a Florida corporation, (the "Company"), with an address located c/o Thomas J. Craft, Jr. P.A., 301 Clematis Street, Suite 3000, West Palm Beach, FL 33401, is making available for subscription by Kykuit Corporation, Inc. a Florida corporation with an address at 730 Fifth Avenue, Suite 911, New York, NY 10019 (the "Investor"), a total of 6,500,000 shares of its common stock, par value $.01 per share (the "Shares") at a per Share price of $.01, pursuant to this Subscription Agreement (the "Agreement"). The subscription shall be evidenced by a subscription receivable from the Investor, which subscription shall be payable based upon terms and conditions agreed to by the Investor and the Company’s board of directors in writing.

The Company has made available to the Investor copies of all documents, which it may have relating to the Company, its business and financial condition. The Company has delivered to Investor copies of all information concerning the Company requested by Investor. Investor represents that it has carefully studied such information and that has performed its own due diligence investigation with respect to the Company and its management, operations and business prior to the date hereof. The Company has made available to the Investor any and all other documents and information which it has relating to the Company, its business and financial condition. The Investor has examined all such information with care, and has asked such questions and examined such other documents which the Investor and its advisors have deemed necessary.

Investor is an "Accredited Investor", as that term is defined in Rule 501 of Regulation D promulgated under the Act, who, alone or with its advisors, have the ability and investment sophistication to understand the information provided to it and to determine any need which they may have for additional information. The Investor has examined all such information with care, and has asked such questions and examined such other documents as it and its advisors have deemed necessary.

This offering is made by the Company pursuant to Section 4(2) of the Act solely to the Investor, an Accredited Investor, organized under the laws of the State of Florida.

THESE SHARES ARE OFFERED BY THE COMPANY PURSUANT TO A CLAIM OF EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER SECTION 4(2) OF THE ACT AND UNDER APPLICABLE FLORIDA STATE SECURITIES LAWS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SECURITIES EXCHANGE COMMISSION UNDER THE ACT. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SHARES, NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION OTHER THAN TO THE INVESTOR IN THE STATE OF FLORIDA.

FOR FLORIDA RESIDENTS

PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA STATUTES, IF SECURITIES ARE SOLD TO FIVE OR MORE PERSONS IN FLORIDA, ANY SALE MADE IN FLORIDA IS VOIDABLE BY THE PURCHASER IN SUCH SALE WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE COMPANY, AN AGENT OF THE COMPANY OR AN ESCROW AGENT WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH RESCISSION, SUCH INVESTOR MUST SEND A LETTER OR TELEGRAM TO THE COMPANY INDICATING HIS INTENTION TO RESCIND. SUCH LETTER OR TELEGRAM SHOULD BE SENT OR POSTMARKED PRIOR TO 5:00 P.M. ON THE THIRD DAY FOLLOWING PURCHASE TO ROYAL FINANCE, INC. AT THE ABOVE ADDRESS. IF A LETTER IS SENT, IT SHOULD BE SENT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME WHEN IT WAS MAILED.

1. SUBSCRIPTION.

1.1 Subscription. Investor agrees to purchase 6,500,000 Shares at the subscription price of $.01 per Share, evidenced by a subscription receivable.

1.2 No Commissions on Sale of Shares. No officer, director or other person shall receive any compensation for the placement or sale of the Shares being offered and sold by the Company to the Investor.

1.3 Expenses. All expenses incurred in connection with this Agreement shall be borne by the Investor.

1.4 Risks. Investment in the Shares involves material risks and is suitable only for persons having substantial resources who understand the risk factors associated with this investment. The Shares being offered and sold to the Investor based upon the Company having reasonable grounds to believe, and shall believe, immediately prior to sale, after making reasonable inquiry, that (i) the Investor is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Act; and (ii) the Investor has knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment. The Investor acknowledges that the Company is a development stage entity, has no present business operations and has outstanding liabilities, excluding those liabilities for which general releases have been delivered to the Company with copies to the Investor.

2. DESCRIPTION OF THE COMPANY’S SECURITIES

2.1 Common Stock. The Company's authorized capital consists of 20,000,000 Shares of Common Stock, $.01 par value per Share. As of September 30, 2001, there were issued and outstanding 4,304,025 Shares.

(a) The Shares have no conversion, preemptive or redemption rights and such Shares when issued shall be fully paid and non-assessable Shares.

All Shares have equal voting rights and have one vote per Share in all matters to be voted upon by the shareholders. Cumulative voting is not permitted.

2.2 Preferred Stock. The Company's authorized capital also consists of 1,000 shares of Preferred Stock, par value $10.00, of which all are issued and outstanding.

2.3 Additional Capital Required; Terms of Offering; Dilution. The undersigned acknowledges that the Company will not be able to effectively expand its current operations unless additional capital is raised, of which there can be no assurance. In order to achieve its plan of operation, the Company may be required to obtain additional capital. The Company currently anticipates that it will attempt to obtain additional capital, if required, through the sale of securities and/or notes in additional private offerings. However, there can be no assurance that the Company will be able to obtain sufficient capital, on favorable terms, to fund itself and its plan of operation. The Company may sell securities on terms different from the terms of this Offering. The sale of additional equity securities by the Company will have the effect of diluting the percentage ownership of then current shareholders.

2.4 Restrictions on Transfer. The Shares offered hereby have not been registered under the Act, nor pursuant to the provisions of the securities act of any state. The Shares offered herein may not be sold or transferred without prior registration under the Act and applicable state securities laws or unless any such transaction shall be exempt from the registration requirements under the Act and applicable state securities laws, and based upon an opinion of counsel in form acceptable to the Company. The availability of an exemption is dependent in part upon the investment "intent" of the Investor and any proposed transferee. An exemption from registration would be unavailable if any Investor were purchasing these Shares with an intend to redistribute these Shares. Accordingly, the Investor in executing this Agreement will be required to acknowledge that the purchase is for investment, for its own account, and without any view to the sale or other disposition thereof.

3. REPRESENTATIONS OF THE INVESTOR

The Investor hereby represents, warrants, acknowledges and covenants to the Company as follows:

(a) The information provided by the Investor in this Agreement is true and correct in all respects as of the date hereof.

(b) The Investor is fully aware that investment in the Shares of the Company is speculative in nature and subject to numerous and various risks, including but not limited to the risk of loss of the entire investment in the Company.

(c) No representations or warranties of any kind with respect to the percentage of profit and/or amount or type of consideration, profit or loss that are to be realized, if any, as a result of this transaction have been made to the Investor by the Company or any agent, employee, or affiliate of the Company, and that in entering into this transaction it is not relying upon any information other than that derived from the results of its own independent investigation or furnished to it by the Company.

(d) The Investor has been furnished with all materials relating to the Company, its business and financial condition that have been requested. Neither the Investor nor its advisors have been furnished any offering material or literature by the Company pursuant to any form of general solicitation or general advertising as described in Rule 502(c) of Regulation D promulgated under the Act.

(e) The Investor has been afforded full opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the terms and conditions of this offering and the Investor's investment, and all such questions have been answered to the full satisfaction of the Investor.

(f) The Investor has been afforded the full opportunity to obtain any additional information necessary to verify the accuracy of any representations of information provided to the Investor.

(g) The Investor is a Florida corporation with offices located within the State of Florida, having the address and Federal Taxpayer Identification Number set forth below, which are the Investor's true and correct address and Federal Taxpayer Identification Number. The Investor was formed under the laws of, and its principal place of business is within, Florida and that it was not organized for the purpose of acquiring these Shares offered hereby.

(h) The Investor understands that the Shares have not been registered under the Act in reliance upon an exemption provided under Section 4(2) of the Act based upon a non-public offering and further understands that the Shares have not been approved or disapproved by the Securities and Exchange Commission, nor has any state securities administrator or agency passed on the accuracy or adequacy of any written information provided by the Company to the Investor.

(i) The Investor (1) has adequate means of providing for his current needs and possible personal contingencies and he has no need and anticipates no need in the foreseeable future for liquidity in his investment in the Company, and (2) is able to bear the economic risk of this investment and consequently, without limiting the generality of the foregoing, it is able to hold this investment for an indefinite period of time and has sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur.

(j) The Investor is a corporation and the person signing on behalf of the Investor has full authority to sign on behalf of the Investor and bind the Investor to the terms of this Agreement.

(k) The Investor represents that: (1) it is duly organized, validly existing and in good standing under the laws of the State of Florida and has all the requisite power and authority to invest in the Shares as provided herein; (2) such investment does not result in any violations of, or conflict with, any term of the trust agreement or other documents governing the entity; and (3) this Agreement has been duly executed and delivered on behalf of the Investor and constitutes a legal, valid and binding agreement of the Investor.

(l) The Investor is acquiring the Shares for its own account (no other party has any beneficial interest in the Shares), for investment purposes only, and not with a view to the sale or other distribution or fractionalization thereof, in whole or in part.

(m) The Investor acknowledges that there have been no representations or warranties of any nature by the Company or its representatives concerning the ultimate economic consequences of the subscription for and investment in the Shares. The Investor understands and acknowledges that the Company has no assets nor does it have any operations, the Company does not intend to pay any dividends for the foreseeable future and that the declaration of any dividends that may be paid on the Shares lies in the sole discretion of the board of directors.

(n) The Investor is an "Accredited Investor" as defined in Rule 501 of Regulation D under the Act, and Investor, alone or with its advisors, has the ability and investment sophistication to understand the information provided to it and to determine any need which it may have for additional information.

(o) The Investor is a corporation and all of the equity owners come within the categories required of individuals to be deemed "Accredited Investors".

(p) Investor understands that the representations contained herein are made for the purpose of qualifying Investor as an "Accredited Investor", as that term is defined in Rule 501 for the purpose of the sale of the Shares to the Investor. Investor hereby represents that the statement or statements contained above are true and correct in all respects. Investor understands that any false representation may provide the Company with a claim against the Investor for damages.

(q) All of the foregoing representations, warranties, acknowledgments and covenants shall be true and accurate as of the date hereof and as of the date of delivery of the Subscription payment to the Company and shall survive such delivery and the acceptance of this Subscription.

4. RESTRICTIONS ON RESALE

4.1 The Investor understands and agrees that there are certain restrictions and limitations which are applicable to its purchase and any resale, hypothecation or other transfer of its Shares pursuant to Section 4(2) of the Act and state securities laws and the certificates evidencing the Shares will bear a restrictive legend as set forth in Section 4.2 below.

4.2 Legend. A legend in substantially the following form has been or will be placed on any certificate(s) evidencing the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SHARES MAY NOT BE SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

4.3 Stop Transfer. Stop transfer instructions to Florida Atlantic Stock Transfer Co., the transfer agent of the Shares, may be placed with respect to the Shares so as to restrict resale, pledge, hypothecation or other transfer thereof, subject to further items hereof, including the provisions of the legend set forth above.

4.4 New Certificates. The legend and stop transfer instructions described in Sections 4.2 and 4.3, above, will be placed with respect to any new certificate(s) issued upon presentment by the undersigned of certificate(s) for transfer.

5. ACCEPTANCE BY THE COMPANY

The Investor hereby acknowledges that this subscription shall be binding on the Company upon its acceptance, evidenced by executing this Agreement where indicated.

6. APPLICABLE TO SALES IN FLORIDA

The Investor hereby confirms its understanding that this subscription is voidable, without penalty, within three (3) days of the date hereof or within three (3) days after its first tender of consideration to the Company, whichever occurs first, as provided by Section 517.061(11), Florida Statutes.

7. NOTICES

Any notice of other communications given or permitted under this Agreement shall be in writing and will be deemed to have been duly given if personally delivered or sent by registered or certified mail, return receipt requested, postage prepaid, (i) if to the Investor to the address designated by the Investor on the signature page of this Agreement, and (ii) if to the Company to Royal Finance, Inc., c/o Thomas J. Craft, Jr., P.A., 301 Clematis Street, Suite 3000, West Palm Beach, FL 33401.

8. WAIVER AND MODIFICATION

The provisions of this Agreement may not be modified or waived except in writing signed by the parties hereto.

9. ARBITRATION

Any dispute or difference with respect to any matter arising out of or in connection with this Agreement shall first be submitted for arbitration to the American Arbitration Association to be held in Palm Beach County, FL.

10. ATTORNEY'S FEES

The prevailing party in any litigation, arbitration or mediation relating to this Agreement shall be entitled to recover its reasonable attorney's fees from the other party for all matters, including but not limited to appeals. Palm Beach County, Florida, shall be proper venue for any litigation involving this Agreement.

11. FLORIDA LAW TO GOVERN

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties hereto expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida.

IN WITNESS WHEREOF, the Investor has executed this Agreement this 25th day of February 2002.

INVESTOR: Kykuit Corporation,

A Florida Corporation

By: ___________________________

Name (Title)

INVESTOR TAX ID NUMBER: 65-1143832

ACCEPTED THIS 25th DAY OF FEBRUARY 2002.

Royal Finance, Inc.

By:____________________________

Name (Title)

ROYAL FINANCE, INC.
SUBSCRIPTION AGREEMENT

Investor: Kykuit Corporation Number of Shares: 1,500,000

INVESTMENT IN THE COMPANY INVOLVES MATERIAL RISKS.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE AND HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT OR OTHER MATERIALS PROVIDED TO INVESTORS BY THE ISSUER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Royal Finance Inc., a Florida corporation, (the "Company"), with an address located c/o Thomas J. Craft, Jr. P.A., 301 Clematis Street, Suite 3000, West Palm Beach, FL 33401, is making available for subscription by Kykuit Corporation, Inc. a Florida corporation with an address at 730 Fifth Avenue, Suite 911, New York, NY 10019 (the "Investor"), a total of 1,500,000 shares of its common stock, par value $.01 per share (the "Shares") at a per Share price of $.01, pursuant to this Subscription Agreement (the "Agreement"). The subscription shall be evidenced by a subscription receivable from the Investor, which subscription shall be payable based upon terms and conditions agreed to by the Investor and the Company’s board of directors in writing.

The Company has made available to the Investor copies of all documents, which it may have relating to the Company, its business and financial condition. The Company has delivered to Investor copies of all information concerning the Company requested by Investor. Investor represents that it has carefully studied such information and that has performed its own due diligence investigation with respect to the Company and its management, operations and business prior to the date hereof. The Company has made available to the Investor any and all other documents and information which it has relating to the Company, its business and financial condition. The Investor has examined all such information with care, and has asked such questions and examined such other documents which the Investor and its advisors have deemed necessary.

Investor is an "Accredited Investor", as that term is defined in Rule 501 of Regulation D promulgated under the Act, who, alone or with its advisors, have the ability and investment sophistication to understand the information provided to it and to determine any need which they may have for additional information. The Investor has examined all such information with care, and has asked such questions and examined such other documents as it and its advisors have deemed necessary.

This offering is made by the Company pursuant to Section 4(2) of the Act solely to the Investor, an Accredited Investor, organized under the laws of the State of Florida.

THESE SHARES ARE OFFERED BY THE COMPANY PURSUANT TO A CLAIM OF EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER SECTION 4(2) OF THE ACT AND UNDER APPLICABLE FLORIDA STATE SECURITIES LAWS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS NOT BEEN FILED WITH THE SECURITIES EXCHANGE COMMISSION UNDER THE ACT. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SHARES, NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION OTHER THAN TO THE INVESTOR IN THE STATE OF FLORIDA.

FOR FLORIDA RESIDENTS

PURSUANT TO SECTION 517.061(11)(a)(5) OF THE FLORIDA STATUTES, IF SECURITIES ARE SOLD TO FIVE OR MORE PERSONS IN FLORIDA, ANY SALE MADE IN FLORIDA IS VOIDABLE BY THE PURCHASER IN SUCH SALE WITHIN THREE (3) BUSINESS DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE COMPANY, AN AGENT OF THE COMPANY OR AN ESCROW AGENT WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH SUCH RESCISSION, SUCH INVESTOR MUST SEND A LETTER OR TELEGRAM TO THE COMPANY INDICATING HIS INTENTION TO RESCIND. SUCH LETTER OR TELEGRAM SHOULD BE SENT OR POSTMARKED PRIOR TO 5:00 P.M. ON THE THIRD DAY FOLLOWING PURCHASE TO ROYAL FINANCE, INC. AT THE ABOVE ADDRESS. IF A LETTER IS SENT, IT SHOULD BE SENT BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME WHEN IT WAS MAILED.

1. SUBSCRIPTION.

1.1 Subscription. Investor agrees to purchase 1,500,000 Shares at the subscription price of $.01 per Share, evidenced by a subscription receivable.

1.2 No Commissions on Sale of Shares. No officer, director or other person shall receive any compensation for the placement or sale of the Shares being offered and sold by the Company to the Investor.

1.3 Expenses. All expenses incurred in connection with this Agreement shall be borne by the Investor.

1.4 Risks. Investment in the Shares involves material risks and is suitable only for persons having substantial resources who understand the risk factors associated with this investment. The Shares being offered and sold to the Investor based upon the Company having reasonable grounds to believe, and shall believe, immediately prior to sale, after making reasonable inquiry, that (i) the Investor is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Act; and (ii) the Investor has knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment. The Investor acknowledges that the Company is a development stage entity, has no present business operations and has outstanding liabilities, excluding those liabilities for which general releases have been delivered to the Company with copies to the Investor.

2. DESCRIPTION OF THE COMPANY’S SECURITIES

2.1 Common Stock. The Company's authorized capital consists of 20,000,000 Shares of Common Stock, $.01 par value per Share. As of September 30, 2001, there were issued and outstanding 4,304,025 Shares.

(a) The Shares have no conversion, preemptive or redemption rights and such Shares when issued shall be fully paid and non-assessable Shares.

All Shares have equal voting rights and have one vote per Share in all matters to be voted upon by the shareholders. Cumulative voting is not permitted.

2.2 Preferred Stock. The Company's authorized capital also consists of 1,000 shares of Preferred Stock, par value $10.00, of which all are issued and outstanding.

2.3 Additional Capital Required; Terms of Offering; Dilution. The undersigned acknowledges that the Company will not be able to effectively expand its current operations unless additional capital is raised, of which there can be no assurance. In order to achieve its plan of operation, the Company may be required to obtain additional capital. The Company currently anticipates that it will attempt to obtain additional capital, if required, through the sale of securities and/or notes in additional private offerings. However, there can be no assurance that the Company will be able to obtain sufficient capital, on favorable terms, to fund itself and its plan of operation. The Company may sell securities on terms different from the terms of this Offering. The sale of additional equity securities by the Company will have the effect of diluting the percentage ownership of then current shareholders.

2.4 Restrictions on Transfer. The Shares offered hereby have not been registered under the Act, nor pursuant to the provisions of the securities act of any state. The Shares offered herein may not be sold or transferred without prior registration under the Act and applicable state securities laws or unless any such transaction shall be exempt from the registration requirements under the Act and applicable state securities laws, and based upon an opinion of counsel in form acceptable to the Company. The availability of an exemption is dependent in part upon the investment "intent" of the Investor and any proposed transferee. An exemption from registration would be unavailable if any Investor were purchasing these Shares with an intend to redistribute these Shares. Accordingly, the Investor in executing this Agreement will be required to acknowledge that the purchase is for investment, for its own account, and without any view to the sale or other disposition thereof.

3. REPRESENTATIONS OF THE INVESTOR

The Investor hereby represents, warrants, acknowledges and covenants to the Company as follows:

(a) The information provided by the Investor in this Agreement is true and correct in all respects as of the date hereof.

(b) The Investor is fully aware that investment in the Shares of the Company is speculative in nature and subject to numerous and various risks, including but not limited to the risk of loss of the entire investment in the Company.

(c) No representations or warranties of any kind with respect to the percentage of profit and/or amount or type of consideration, profit or loss that are to be realized, if any, as a result of this transaction have been made to the Investor by the Company or any agent, employee, or affiliate of the Company, and that in entering into this transaction it is not relying upon any information other than that derived from the results of its own independent investigation or furnished to it by the Company.

(d) The Investor has been furnished with all materials relating to the Company, its business and financial condition that have been requested. Neither the Investor nor its advisors have been furnished any offering material or literature by the Company pursuant to any form of general solicitation or general advertising as described in Rule 502(c) of Regulation D promulgated under the Act.

(e) The Investor has been afforded full opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the terms and conditions of this offering and the Investor's investment, and all such questions have been answered to the full satisfaction of the Investor.

(f) The Investor has been afforded the full opportunity to obtain any additional information necessary to verify the accuracy of any representations of information provided to the Investor.

(g) The Investor is a Florida corporation with offices located within the State of Florida, having the address and Federal Taxpayer Identification Number set forth below, which are the Investor's true and correct address and Federal Taxpayer Identification Number. The Investor was formed under the laws of, and its principal place of business is within, Florida and that it was not organized for the purpose of acquiring these Shares offered hereby.

(h) The Investor understands that the Shares have not been registered under the Act in reliance upon an exemption provided under Section 4(2) of the Act based upon a non-public offering and further understands that the Shares have not been approved or disapproved by the Securities and Exchange Commission, nor has any state securities administrator or agency passed on the accuracy or adequacy of any written information provided by the Company to the Investor.

(i) The Investor (1) has adequate means of providing for his current needs and possible personal contingencies and he has no need and anticipates no need in the foreseeable future for liquidity in his investment in the Company, and (2) is able to bear the economic risk of this investment and consequently, without limiting the generality of the foregoing, it is able to hold this investment for an indefinite period of time and has sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur.

(j) The Investor is a corporation and the person signing on behalf of the Investor has full authority to sign on behalf of the Investor and bind the Investor to the terms of this Agreement.

(k)The Investor represents that: (1) it is duly organized, validly existing and in good standing under the laws of the State of Florida and has all the requisite power and authority to invest in the Shares as provided herein; (2) such investment does not result in any violations of, or conflict with, any term of the trust agreement or other documents governing the entity; and (3) this Agreement has been duly executed and delivered on behalf of the Investor and constitutes a legal, valid and binding agreement of the Investor.

(l) The Investor is acquiring the Shares for its own account (no other party has any beneficial interest in the Shares), for investment purposes only, and not with a view to the sale or other distribution or fractionalization thereof, in whole or in part.

(m) The Investor acknowledges that there have been no representations or warranties of any nature by the Company or its representatives concerning the ultimate economic consequences of the subscription for and investment in the Shares. The Investor understands and acknowledges that the Company has no assets nor does it have any operations, the Company does not intend to pay any dividends for the foreseeable future and that the declaration of any dividends that may be paid on the Shares lies in the sole discretion of the board of directors.

(n) The Investor is an "Accredited Investor" as defined in Rule 501 of Regulation D under the Act, and Investor, alone or with its advisors, has the ability and investment sophistication to understand the information provided to it and to determine any need which it may have for additional information.

(o) The Investor is a corporation and all of the equity owners come within the categories required of individuals to be deemed "Accredited Investors".

(p) Investor understands that the representations contained herein are made for the purpose of qualifying Investor as an "Accredited Investor", as that term is defined in Rule 501 for the purpose of the sale of the Shares to the Investor. Investor hereby represents that the statement or statements contained above are true and correct in all respects. Investor understands that any false representation may provide the Company with a claim against the Investor for damages.

(q) All of the foregoing representations, warranties, acknowledgments and covenants shall be true and accurate as of the date hereof and as of the date of delivery of the Subscription payment to the Company and shall survive such delivery and the acceptance of this Subscription.

4. RESTRICTIONS ON RESALE

4.1 The Investor understands and agrees that there are certain restrictions and limitations which are applicable to its purchase and any resale, hypothecation or other transfer of its Shares pursuant to Section 4(2) of the Act and state securities laws and the certificates evidencing the Shares will bear a restrictive legend as set forth in Section 4.2 below.

4.2 Legend. A legend in substantially the following form has been or will be placed on any certificate(s) evidencing the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SHARES MAY NOT BE SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

4.3 Stop Transfer. Stop transfer instructions to Florida Atlantic Stock Transfer Co., the transfer agent of the Shares, may be placed with respect to the Shares so as to restrict resale, pledge, hypothecation or other transfer thereof, subject to further items hereof, including the provisions of the legend set forth above.

4.4 New Certificates. The legend and stop transfer instructions described in Sections 4.2 and 4.3, above, will be placed with respect to any new certificate(s) issued upon presentment by the undersigned of certificate(s) for transfer.

5. ACCEPTANCE BY THE COMPANY

The Investor hereby acknowledges that this subscription shall be binding on the Company upon its acceptance, evidenced by executing this Agreement where indicated.

6. APPLICABLE TO SALES IN FLORIDA

The Investor hereby confirms its understanding that this subscription is voidable, without penalty, within three (3) days of the date hereof or within three (3) days after its first tender of consideration to the Company, whichever occurs first, as provided by Section 517.061(11), Florida Statutes.

7. NOTICES

Any notice of other communications given or permitted under this Agreement shall be in writing and will be deemed to have been duly given if personally delivered or sent by registered or certified mail, return receipt requested, postage prepaid, (i) if to the Investor to the address designated by the Investor on the signature page of this Agreement, and (ii) if to the Company to Royal Finance, Inc., c/o Thomas J. Craft, Jr., P.A., 301 Clematis Street, Suite 3000, West Palm Beach, FL 33401.

8. WAIVER AND MODIFICATION

The provisions of this Agreement may not be modified or waived except in writing signed by the parties hereto.

9. ARBITRATION

Any dispute or difference with respect to any matter arising out of or in connection with this Agreement shall first be submitted for arbitration to the American Arbitration Association to be held in Palm Beach County, FL.

10. ATTORNEY'S FEES

The prevailing party in any litigation, arbitration or mediation relating to this Agreement shall be entitled to recover its reasonable attorney's fees from the other party for all matters, including but not limited to appeals. Palm Beach County, Florida, shall be proper venue for any litigation involving this Agreement.

11. FLORIDA LAW TO GOVERN

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties hereto expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida.

IN WITNESS WHEREOF, the Investor has executed this Agreement this 26th day of February 2002.

INVESTOR: Kykuit Corporation,

A Florida Corporation

By: ___________________________

Name (Title)

INVESTOR TAX ID NUMBER: 65-1143832

ACCEPTED THIS 26th DAY OF FEBRUARY 2002.

Royal Finance Inc.

By:____________________________

Name (Title)